SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                       For the month of NOVEMBER   , 2003.
                                       -----------  ----

                             TUMI RESOURCES LIMITED
                   -------------------------------------------
                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
 ------------------------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                        Form 20-F    X      Form 40-F
                                 ---------              ---------

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.


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Indicate by check mark whether by furnishing the  information  contained in this
Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                    Yes               No     X
                         ---------       ----------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           TUMI RESOURCES LIMITED
                                           (Registrant)

Date  November 19, 2003                    By  /s/ David Henstridge
     --------------------                  -------------------------------------
                                           (Signature)



David Henstridge, President
---------------------------------------------------------------------
1 Print the name and title of the signing officer under his signature.


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                                      - 1 -


                                 BC FORM 53-901F

                                    (FORM 27)

                                 Securities Act


                             MATERIAL CHANGE REPORT

             Section 85(1) of the Securities Act, British Columbia
                          (the "British Columbia Act")
                 Section 118(1) of the Securities Act, Alberta
                              (the "Alberta Act")


1.   Reporting Issuer

     The full name of the Issuer is Tumi Resources Limited (the "Issuer"). The address and telephone number of the principal office in Canada of the Issuer is as follows:

     #1305 - 1090 West Georgia Street
     Vancouver, BC
     V6E 3V7
     Phone:  (604) 685-9316

2.   Date of Material Change

     November 19, 2003

3.   Press Release

     A press release dated November 19, 2003 was released through various approved public media and filed with the TSX Venture Exchange and the British Columbia and Alberta Securities Commissions.

4.   Summary of Material Change(s)

     Please see attached news release.

5.   Full Description of Material Change

     Please see attached news release.

6. Reliance on Section 85(2) of the British Columbia Act and Section 118(2) of the Alberta Act

     Not Applicable

7.   Omitted Information

     Not Applicable

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                                      - 2 -

8.   Director

     The following director of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following telephone number:

     Nick DeMare
     Director
     Phone:  (604) 685-9316

9.   Statement of Director

     The foregoing accurately discloses the material change referred to herein.


DATED at Vancouver, British Columbia, this 19th day of November, 2003.



                                                       /s/ Nick DeMare
                                                       -------------------------
                                                       Nick DeMare, Director


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                             TUMI RESOURCES LIMITED

                        #1305 - 1090 West Georgia Street
                              Vancouver, BC V6E 3V7
                     Tel: (604) 685-9316 Fax: (604) 683-1585
                         Website: www.tumiresources.com

                            TSX Venture Symbol: TM.V
                            Frankfurt Exchange: TUY
                            USA Pinksheets:  TUMIF
--------------------------------------------------------------------------------

NEWS RELEASE                                                   NOVEMBER 19, 2003


          BONANZA SILVER-GOLD GRADES INTERSECTED IN DRILL HOLE CMRC-30,
                   AT OPEN-PITABLE CINCO MINAS PROJECT, MEXICO

                 20m averaging 3.2 g/t gold and 845 g/t silver,
             including 6m averaging 9 g/t gold and 2,608 g/t silver

Vancouver, Canada - Tumi Resources Limited (TSV - TM.V) (the "Company"): Mr. David Henstridge, President & CEO, is pleased to announce initial drill results from the ongoing fall work program at the open-pitable Cinco Minas silver-gold Project, located in Jalisco, Mexico.

The drill hole results for the first three holes of the current program are as follows.

                      DRILL HOLE RESULTS FROM EL ABRA MINE

                                              ESTIMATED
HOLE                                            TRUE
NUMBER    SECTION    FROM      TO    METRES     WIDTH       GOLD         SILVER
                      (m)      (m)               (m)        (g/t)         (g/t)

CMRC-30    310W       32       52      20       18.5         3.2            845
           incl.      34       40       6        5.6         9.0          2,608

CMRC-31   *310W       58       60       2        1.9         0.38            48

CMRC-32    350W       82       94      12        6.9         0.18            61
                      98      104       6        3.4         0.19             62

* Hole undercuts southeast extent of the historic El Abra ore shoot.

Mr. Henstridge stated: "it is very exciting to intersect additional bonanza mineralization within the historic El Abra Mine area at Cinco Minas, particularly as this is the second time that drilling has intersected a rich ore shoot at El Abra. In April 2003, the Company announced that CMRC-20 averaged 4m at 7 g/t gold and 1,099 g/t silver. These bonanza zones will greatly improve profitability in any future open-pit mining operations."

On the basis of the drill results from the first phase of drilling at Cinco Minas undertaken earlier this year, the Company's management believes that the historic El Abra Mine area will once again be economically mined but now as a low-cost open-pit operation.

The Company has completed a further three holes and results are expected shortly. Drilling is continuing in the El Abra area to identify sufficient resources to undertake an arms-length scoping study.

Tumi Resources Limited
News Release, November 19, 2003
Page 2



Road construction is underway to gain access to the top of the El Abra vein which crops out to a height of about 50m above road level. Once constructed, drilling will take place to sample this part of the vein as well as extending the known mineralization at El Abra both below and along strike to the north-west from the existing drill holes.

As well, the Company is expecting its first results of metallurgical test work from two representative samples, each about 300 kilograms, taken at El Abra. The initial test work on the samples includes both bottle roll tests and column leach studies using an initial rock crush size of minus 1/2 inch.

Through an agreement with Minera San Jorge S.A. de C.V., the Company is earning a 60% interest and has the right to purchase the remaining 40% in the Cinco Minas Project. The Company's consulting geologist, Mr. John Nebocat, is the Qualified Person for the Cinco Minas Project.

Drill samples were prepared by GM LACME Laboratory, Guadalajara, Mexico and assayed at IPL Laboratory in Canada. Samples greater than 1 g/t gold and high silver values were check assayed, and the Company submitted a known standard (about one in every ten samples submitted) for check analysis. All bulk samples of RC chips along with all sample rejects prepared by the laboratory in Mexico are stored for verification purposes.

Tumi Resources Limited, incorporated in British Columbia, Canada, trades on the TSX Venture Exchange under the symbol "TM.V", on the Frankfurt Exchange under symbol "TUY" and on the Pinksheets under symbol "TUMIF". To accommodate the European financial markets, its website www.tumiresources.com has been translated into German. The Company's directors are experienced in the resource sector and are focused on enhancing shareholder value by expanding Tumi's assets in this sector. Management aims to identify exploration projects, predominantly silver projects of high merit, and quickly complete confirmation exploration. This will enable the Company to confirm the potential of a project and reach advanced project status by the most cost effective and shortest time possible.

ON BEHALF OF THE BOARD                      Investor information contact:
                                            Nick L. Nicolaas at (604) 657-4058
/s/ David Henstridge                        or email:     nicolaas@attglobal.net
---------------------------------
David Henstridge, President & CEO           website: www.tumiresources.com

Forward Looking Statements

This Company Press Release contains certain "forward-looking" statements and information relating to the Company that are based on the beliefs of the Company's management as well as assumptions made by and information currently available to the Company's management. Such statements reflect the current risks, uncertainties and assumptions related to certain factors including, without limitations, competitive factors, general economic conditions, customer relations, relationships with vendors and strategic partners, the interest rate environment, governmental regulation and supervision, seasonality, technological change, changes in industry practices, and one-time events. Should any one or more of these risks or uncertainties materialize, or should any underlying assumptions prove incorrect, actual results may vary materially from those described herein.

            The TSX Venture Exchange and the Frankfurt Deutsche Borse
           have not reviewed and do not accept responsibility for the adequacy or the accuracy of this release.


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